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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 1997

                         APT SATELLITE HOLDINGS LIMITED
                               (Registrant's name)


       ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                       -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No   X
                                     -----   -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                         APT SATELLITE HOLDINGS LIMITED



Date:  September 11, 1997                 By     /s/ Qin Shen
                                            ------------------------------------
                                           Name:    Qin Shen
                                           Title:   Director and Vice President


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APT Satellite Holdings Limited

1997 Interim Announcement


The Board of Directors (the "Board") of APT Satellite Holdings Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 1997 prepared in accordance with accounting principles generally accepted in Hong Kong.

For the six months ended 30th June, 1997, the Group's consolidated turnover and net profit attributable to shareholders amounted to HK$251,090,000 and HK$56,414,000 respectively, representing an increase of 68.0% and 43.1% respectively over the corresponding period in 1996. Earnings per share amounted to HK13.4 cents, which recorded a 7.2% increase over the corresponding period last year.

FINANCIAL SUMMARY



                    For the six months ended 30th June,   Percentage
                              1997         1996            Increase/
                             (Unaudited)  (Audited)       (Decrease)
                     Notes    HK$'000      HK$'000

Turnover                      251,090      149,472          68.0%
                              =======      =======

Profit before taxation         65,340       42,925          52.2%
Taxation                 2   (  8,926)    (  3,506)        154.6%
                              -------      -------

Net profit attributable
to shareholders                56,414       39,419          43.1%
                              =======      =======

Earnings per share       3       13.4 cents   12.5 cents     7.2%
                              =======      =======


Notes :

1. The Company was incorporated in Bermuda on 17th October, 1996 as an exempted company under the Companies Act 1981 of Bermuda (as amended). Pursuant to a corporate reorganisation in preparation for the listing and initial public offering of shares of the Company, the Company became the holding company of the Group on 14th November, 1996. The results of


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the Group for the six months ended 30th June, 1996 (the "Relevant Period") have been prepared using the merger basis of accounting, under which the Company has been treated as the holding company of its subsidiaries throughout the Relevant Period with effect from 1st January, 1996 or since their respective dates of incorporation where these are shorter periods.


2.


           For the six months ended 30th June,
                     1997      1996
                    HK$'000   HK$'000
Current period provision:
       Hong Kong     9,500     3,500
       Overseas          6         6
                    ------    ------
                     9,506     3,506
Deferred taxation     (580)     --
                    ------    ------
                     8,926     3,506
                    ======    ======


               Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable in overseas jurisdictions have been calculated at the rates of taxation prevailing in the countries in which the Group operates.

3. The calculation of earnings per share for the six months ended 30th June, 1997 is based on the net profit attributable to shareholders for the period of HK$56,414,000 (For the six months ended 30th June, 1996: HK$39,419,000) and the number of shares of 420,000,000 shares (For the six months ended 30th June, 1996: 315,000,000 shares) in issue during the period.


INTERIM DIVIDEND

To keep pace with the Group's future business development, the Board has decided not to declare an interim dividend for the six months ended 30th June, 1997. (For the six months ended 30th June, 1996 - Nil.)


PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the six months ended 30th June, 1997.


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BUSINESS REVIEW AND PROSPECTS

During the first half of 1997, the demand for satellite transponders in the Asia-Pacific region remained very high. As the telecommunication and broadcasting business in the Asia-Pacific region grows and the general living standard of the region improves, the demand for satellite transponders shall maintain at a higher level towards the turn of the century. In order to become a leading satellite transponder services provider for telecommunications and broadcasting sectors worldwide and in the People's Republic of China ("PRC"), the Company will continue to pursue its business development strategies by focusing on the Asia-Pacific market, and leveraging shareholders' relationship in establishing a competitive edge in the market.

In the past six months, the Company's two in-orbit satellites, APSTAR-I and APSTAR-IA, operated normally in the orbit. In an effort to enhance the utilization rate of these satellite transponders, the Company had made proper arrangements regarding the use of several satellite transponders in APSTAR-I and APSTAR-IA, and ultimately improved the utilization of the capacity of both satellites. In April and June this year, the Company successfully entered into agreements with China Broadcasting Film Television Satellite Co. Ltd. under the Ministry of Radio, Film and Television of PRC to lease two transponders of APSTAR-IA for broadcasting television programmes for Yunnan Television Station and Guizhou Television Station respectively. The securing of Yunnan and Guizhou television stations as users of APSTAR Systems demonstrates that APSTAR Systems' high quality and reliable satellite transponder services are well-received by customers in PRC as well as overseas. As at mid-1997, over 90% of the transponder capacities of APSTAR-I and APSTAR-IA have been leased out, bringing substantial revenue to the Company, which is encouraging.

The third satellite of the Company, APSTAR-IIR, built by Space Systems/Loral Inc., is a FS-1300 satellite with high output power, carrying 28 C-band transponders and 16 Ku-band transponders. The construction process of the satellite has been smooth and delivery will take place at the end of August for launch preparation. China Great Wall Industry Corporation ("Great Wall"), the launch service provider of APSTAR-IIR, has successfully launched four satellites with its Long March-2D, Long March-3A, Long March-3 and Long March-3B launch vehicles respectively since October 1996. This illustrates that Great Wall has adopted effective measures to improve its quality system and strengthen the reliability and successful rate of its launch services. The Company will monitor more closely the quality system and reliability of satellite launch services of Great Wall. Upon request by the Company on the quality requirement of its launch services, Great Wall has postponed the scheduled date for the launch of APSTAR-IIR for a short period to conduct more detailed and major tests on the reliability of the launch vehicle, Long March-3B, to ensure its success.

For the launch of APSTAR-IIR, the Company has actively arranged for insurance coverage in order to protect the interests of the Company and minimize its contingent risk. In early August, the Company signed an agreement with a syndication of banks for a term loan facility in the amount of US$50 million for the APSTAR-IIR funding arrangements. The Company expects that following the successful launch of APSTAR-IIR into orbit and the commencement of its commercial operations in the fourth quarter of this year, the Company will be able to set up a


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comprehensive and advanced satellite system to provide satellite broadcasting and telecommunication services with its high output power transponders for more than 100 countries, serving approximately 75% of the world's population.

During the handover period of Hong Kong between late June and early July 1997, the Company assumed the task of satellite broadcasting the handover ceremony and associated programmes, and at the same time was responsible for the transmission to Hong Kong the celebration events held in Beijing; thus enabling the people in the PRC, including Hong Kong, and the rest of the world to watch this historical event live or promptly.

In order to promote satellite direct-to-home television broadcasting in the PRC, the Company is currently conducting in-depth and solid technical and commercial discussions with relevant authorities of the PRC, with an aim to concluding the terms of cooperation as soon as possible.

At the same time, the Company has started planning for the launch of a high output power satellite with C-band and Ku-band coverage by the end of 2000 to satisfy the expected market demand.

In view of the business progress in the first half of the year, the Company expects that the second half of the year will be a crucial stage for more rapid development. The Company is confident that it will capture every opportunity to expand its business as well as to manage and operate its APSTAR satellites to its best for the long-term prospects of the Company and the interest of its shareholders.

        On behalf of the Board

        Xie Gao Jue
        Chairman

Shenzhen, 27th August, 1997


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